UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-294869-01

TEAMSHARES INC.

(Exact name of registrant as specified in its charter)

214 Sullivan Street, 3B

New York, NY 10012

(332) 333-4123

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Teamshares Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Explanatory Note

This Form 15 is filed by Teamshares Inc., a Delaware corporation (the “Filer”), to suspend the Filer’s obligation to file reports under Section 15(d) of the Exchange Act of 1934, as amended, as a co-registrant on the de-SPAC registration statement filed by Teamshares Inc., a Delaware corporation (formerly, Live Oak Acquisition Corp. V) (“Parent”). The common stock of Parent, par value $0.0001, remains listed on the Nasdaq Capital Market under the ticker symbol “TMS” and is unaffected by this Form 15.

TEAMSHARES INC.

Date: June 18, 2026	By:	/s/ Michael Brown
		Name:	Michael Brown
		Title:	Chief Executive Officer